Filed Pursuant to Rule 433 Registration No. 333-190038

STRATEGIC ACCELERATED REDEMPTION SECURITIES®

Strategic Accelerated Redemption Securities® Linked to the Common Stock of Apple Inc.
Issuer	Barclays Bank PLC (“Barclays”)
Principal Amount	$10.00 per unit
Term	Approximately one year and one week, if not called on the first or second Observation Dates
Market Measure	Common stock of Apple Inc. (NASDAQ symbol: “AAPL”)
Automatic Call	Automatic call if the Observation Level of the Market Measure on any of the Observation Dates is equal to or greater than the starting value
Observation Level	The Closing Market Price of the Market Measure on any Observation Date
Observation Dates	Approximately six, nine and twelve months after the pricing date
Call Premium

In the event of an automatic call, the amount payable per unit will be:

•   [$10.750 to $10.950] if called on the first Observation Date

•   [$11.125 to $11.425] if called on the second Observation Date

•   [$11.500 to $11.900] if called on the final Observation Date

Payout Profile at Maturity	If not called, 1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of your principal at risk
Investment Considerations

This investment is designed for investors who anticipate that the Observation Level on any of the Observation Dates will be equal to or greater than the starting value and, in that case, accept an early exit from the investment, and are willing to accept that their return on their investment, if any, will be capped at the Call Premium, take full downside risk and forgo interim interest payments.

Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/312070/000110465915023985/a15-5741_10fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•              If the notes are not called, your investment will result in a loss; there is no guaranteed return of principal.

•              Payments on the notes, including repayment of principal, are subject to the credit risk of Barclays and to the exercise of any U.K. Bail-in Power or any other resolution measure by the relevant U.K. resolution authority. If Barclays becomes insolvent, is unable to pay its obligations, or any other resolution measure is exercised, you may lose your entire investment.

•              Your investment return, if any, is limited to the applicable Call Premium and may be less than a comparable investment directly in the Underlying Stock.

•              The initial estimated value of the notes on the pricing date will be less than their public offering price.

•              If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

•              You will have no rights of a holder of the Market Measure, and you will not be entitled to receive any shares of the Market Measure or dividends or other distributions by the Underlying Company.

•              The issuer, MLPF&S and their respective affiliates do not control the Underlying Company and are not responsible for any disclosure made by the Underlying Company.  The Underlying Company will have no obligations relating to the notes.

•              The Redemption Amount will not be adjusted for all corporate events that could affect the Market Measure.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

Barclays Bank PLC (Barclays) has filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that Barclays has filed with the SEC for more complete information about Barclays and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Barclays’s Central Index Key, or CIK, on the SEC website is 312070. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-866-500-5408. Barclays faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.